

February 26, 2010

Mr. Gordon M. Stetz, Jr.
Executive Vice President & Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Cirlce
Sparks, MD 21152

      Re: **McCormick & Company, Incorporated**
                Form 10-K for the Fiscal Year Ended November 30, 2009
                Filed January 28, 2010
                File No. 1-14920

Dear Mr. Stetz:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended November 30, 2009

Exhibit 13

2009 Annual Report

Liquidity and Financial Condition, page 27

1.   We note in both your 2009 Highlights section and the Chairman's message to shareholders, your disclosures indicate you have reduced your cash conversion cycle by five days in both 2009 and 2008. Please tell us and expand your

liquidity disclosures to explain your cash conversion cycle including the following:

    a. Explain how your cash conversion cycle is calculated.
    b. Explain how the five day reductions in the cash conversion cycle were achieved in both 2009 and 2008, by quantifying the working capital changes that impacted these reductions.
    c. Provide disclosure of the number of days in your cash conversion cycle for each period end presented.
    d. Provide indicative disclosures regarding the extent to which you expect the downward trend in your cash conversion cycle to continue in the future.

Financial Statements

Note 2 – Acquisitions, page 47

2.   We note your disclosure that indicates you have reclassified $135.5 million of your preliminary Lawry's purchase price allocation from brands and other intangible assets to goodwill. Please tell us and disclose the reasons why you were unable to allocate the purchase price to the intangible assets as originally expected.

Note 9 – Employee Benefit and Retirement Plans

Defined Benefit Pension Plans, page 53

3.   We note you have either increased or held constant, your expected return on plan assets. Please tell us and disclose the critical assumptions and benchmarks you used in determining your expected return on plan assets. Further, please tell us why you believe your return on plan asset expectations are reasonable.

Definitive Proxy Statement filed on February 16, 2010

Compensation Discussion and Analysis, page 18

4.   Starting on page 21, you state that the Compensation Committee determined actual 2009 incentive bonuses for each NEO based on performance metrics. One of the performance metrics is EPS growth. The bonuses of Messrs. Timbie, Kurzius and Langmead were based on metrics other than EPS growth, such as operating income from US consumer and Mexico consumer businesses. Please disclose the target levels for each performance metric. See Instructions 2 and 4 to Item 402(b) of Regulation S-K. Alternatively, provide us with your analysis of

how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief